December 20, 2012

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On October 11, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, Good Harbor U.S. Tactical Core Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on November 16, 2012, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked copy of the prospectus is also attached for your convenience.

Prospectus:

Fund Summary

Comment 1.  In the first paragraph of Principal Investment Strategies, terms are used such as “aligning capital” and “index replication baskets” in describing in what the Fund invests.  Please revise the disclosure to be in plain English.

Response.  The Registrant has revised the disclosure to be in plain English.  See attached prospectus for changes to the strategy disclosure.

Comment 2.  In the seventh paragraph in Principal Investment Strategies, please bold the second sentence: “At any given time, the Fund’s portfolio will be invested in all equities, all treasuries or an equal mix of equities and treasuries.”

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Response. The Registrant has made the revision requested.  This sentence is now also the first sentence of the second to last paragraph in Principal Investment Strategies.

Comment 3. In the last paragraph in Principal Investment Strategies, it states the Fund will use leverage moderately; explain supplementally how the use of leverage described is moderate or revise the disclosure. Please revise the disclosure to explain what is meant by the second sentence in this paragraph. Please also revise the disclosure to better describe what the second sentences means and what “1.3x”, “1.5x” and “2x” mean.

Response.  Pursuant to the revisions made in response to your Comment 1, the language described in your Comment 3 is no longer in the strategy.

Comment 4.  In the last paragraph in Principal Investment Strategies, please state the kinds of derivatives in which the fund will invest.

Response. The Registrant has added the following sentence to the first paragraph of the strategy:

“The Fund’s derivative investments may include swaps, structured notes, futures and options designed to provide exposure to a particular equity or treasury bond index or replicate the returns of one or more such indices.”

Comment 5. Please confirm that the Fund considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Additional Information About Principal Investment Strategies and Related Risks

Comment 6.  In Principal Investment Risks, the Structured Notes Risk suggests that the Fund may invest in debt other than the U.S. treasuries described in the strategy. Confirm supplementally that U.S. treasuries are the only type of debt in which the Fund will invest or revise the disclosure to note the other kinds.

Response. The Registrant has revised strategy disclosure in response to Comment 1, which clarified the Fund’s expected investments.

Management – Prior Performance Information

Comment 7.  Because prior performance of the adviser is included, please confirm the no-action letter upon which the Registrant relies and any conditions to such reliance.

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Response.  The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and the adviser has or will certify that it complies with the conditions of the no-action letter.

Comment 8. Please describe the type of verification conducted by Absolute Performance Verification, LLC and confirm whether their consent is needed as an exhibit to the registration statement.

Response. The Prior Performance description has been revised as set forth in the attached prospectus, and the reference to the verification of Absolute Performance Verification, LLC is no longer in the disclosure.

Comment 9.  Confirm that the adjustment to the performance information of the similarly managed accounts to present them net of the actual account fees and expenses will not improve the performance of the similarly managed accounts shown in Prior Performance Information.

Response.  The Adviser has confirmed to the Registrant that the adjustment to the performance information of the similarly managed accounts to present them net of the actual account fees and expenses will not improve the performance of the similarly managed accounts shown in Prior Performance Information.

Comment 13.  Please also confirm that the performance information shown in Prior Performance Information includes all accounts with a similar strategy as the Fund.

Response.  The Adviser has confirmed to the Registrant that the performance information shown in Prior Performance Information includes all accounts with a similar strategy as the Fund.

Frequent Purchases and Redemptions of Fund Shares

Comment 14.  In the third paragraph, it states that the adviser or transfer agent may, in each’s sole discretion, determine that trading activity is detrimental to the Fund and take action accordingly. Consider revising the disclosure in accordance with Item 11(e) of Form N-1A to provide more specificity regarding the circumstances that would trigger rejecting or limiting future purchases, exchanges or redemptions of the Fund.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected without providing a roadmap to those who might wish to evade the limits of the policies.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

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1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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